

Mail Stop 6010

September 30, 2008

Via Facsimile and U.S. Mail

Joseph S. Durko
Vice President, Corporate Controller and
Chief Accounting Officer
Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, New York 11788-3728

> **Re: Standard Microsystems Corporation**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **File No. 0-07422**

Dear Mr. Durko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Joseph S. Durko
Vice President, Corporate Controller and
Chief Accounting Officer
Standard Microsystems Corporation
September 30, 2008
Page 2

Form 10-K for the fiscal year ended February 29, 2008

Item 7. — Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 27

1.   In your future "Management's Discussion and Analysis" disclosure, please include an "Overview" section that includes a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Note 2. Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 50

2.   We note that deferred product revenue and related costs are netted on your balance sheet under the caption "deferred income on shipments to distributors." In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Stock-Based Compensation, page 53

3.   We note that you have used the "long form" method in determining your additional paid in capital pool of windfall benefits. Please tell us and revise future filings to discuss the underlying reasons for the difference in your FY 2008 excess tax benefits of $7.1 million as disclosed on your statement of stockholders equity and the cash retained as a result of those benefits of $857,000 as disclosed in your statement of cash flows.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover

Joseph S. Durko
Vice President, Corporate Controller and
Chief Accounting Officer
Standard Microsystems Corporation
September 30, 2008
Page 3

letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Staff Attorney, at (202)-551-3625 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief